Press Contact:
Michael P. Tierney
Seneca Investments LLC
212.415.3787

PRESS RELEASE

FOR IMMEDIATE RELEASE

                      SENECA COMPLETES ORGANIC TENDER OFFER

NEW YORK, NEW YORK (January 11, 2002) -- Seneca Investments LLC today announced that it has successfully completed its tender offer for the common shares of Organic, Inc. (Nasdaq: OGNC).

Based on a preliminary count, 10,468,092 Organic common shares, including 60.0% of the Organic common shares not owned by Seneca, its affiliates or the directors and executive officers of Organic, were purchased by Seneca following the expiration of the offer yesterday. As a result, Seneca and its affiliates own 92.7% of the Organic common shares.

Seneca intends to acquire the Organic shares not purchased in the tender offer through a cash merger to be completed as promptly as practicable. In the merger, the remaining Organic shares will be converted into the right to receive the $0.33 per share amount paid in the tender offer.

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